Exhibit 99.1

Bitdeer Announces New US$2,000,000 Share Repurchase Program

SINGAPORE, October 19, 2023 – Bitdeer Technologies Group (“Bitdeer” or the “Company”) (NASDAQ: BTDR), a world-leading technology company for the cryptocurrency mining community, today announced that its board of directors has approved a new share repurchase program under which the Company may repurchase up to US$2,000,000 worth of its Class A ordinary shares (the “Shares”), effective through April 17, 2024.

Under the share repurchase program, Bitdeer may purchase its Shares through various means, including open market transactions, privately negotiated transactions, any combination thereof or other legally permissible means. The Company may effect repurchase transactions in compliance with Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The number of Shares repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume, and general market conditions, along with Bitdeer’s working capital requirements, general business conditions and other factors. Bitdeer’s board of directors will review the share repurchase program periodically, and may modify, suspend or terminate the share repurchase program at any time. The Company plans to fund repurchases from its existing cash balance. By gradually executing the share repurchase program, Bitdeer seeks to minimize the impact on its share price and generate greater long-term returns for its shareholders.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media Inquiries：

pr@bitdeer.com

Contacts
Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056